Ares Capital Corporation

280 Park Avenue, 22nd Floor
Building East

New York, NY 10017

June 25, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, DC  20549

Re:          Registration Statement No. 333-158211

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Fund”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 10:00 a.m. (Washington D.C. time) on June 26, 2009 or as soon as practicable thereafter.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           comments of the Staff of the Division of Investment Management (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARES CAPITAL CORPORATION

/s/ Richard S. Davis
Richard S. Davis
Chief Financial Officer